John Hancock Funds II
601 Congress Street
Boston, Massachusetts 02210-2805
December 8, 2011
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Bo Howell, Esq.

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779 Amendment to Registration Statement on Form N-1A
Dear Mr. Howell:
This letter is in response to comments received via telephone on November 14, 2011 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the prospectuses and Statement of Additional Information (“SAI”) included in Post-effective Amendment No. 57 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on September 30, 2011. The purpose of the Amendment is to register shares of a new series of the Trust, Global Absolute Return Strategies Fund (the “Fund”). Set forth below is a summary of each comment followed by our response.
Prospectus — Fund Summary
Comment 1 — We note that, while the Fund’s stated investment objective is “[t]o seek long term total return,” in the “Principal investment strategies” section, it is stated that the subadviser aims to “maximize risk adjusted absolute return.” Please reconcile these two statements.
Response to Comment 1 — We believe that these two statements are consistent with each other. The term “long term total return” refers to the long term appreciation in the market value of a portfolio of investments, plus income from dividends and/or interest paid by those investments. The term “absolute return” refers to a measure of the gain or loss on an investment portfolio, as distinguished from “relative return,” which measures a portfolio’s performance relative to that of benchmarks and/or similarly managed portfolios. Both terms refer to the overall increase in the value of a fund’s portfolio.
As used in the Fund’s investment objective, the term “long term total return” is intended to be a broad statement of the Fund’s general investment goal. By contrast, the term “absolute return” in the “Principal investment strategies” section is more granular than “long term total return,” and is intended to refer to the strategies that the subadviser will employ to attempt to achieve the Fund’s investment objective. Accordingly, we believe that these terms are complementary and appropriately describe different aspects of the Fund’s investment program. As a result, we do not believe that any changes are necessary to this disclosure.
Comment 2 — We note that that the Appendix to the prospectus compares the performance of comparable accounts managed by the Fund’s subadviser (the “Composite”) to the BofA Merrill Lynch US Dollar 1-Month LIBID Average Index (the “LIBID Index”). Please identify a broad-based securities market index that will be used to compare the Fund’s performance after the Fund has completed a full calendar year of operations, in accordance with Item 4(b)(2) of Form N-1A. We acknowledge that the Fund could employ

Securities and Exchange Commission
December 8, 2011

the LIBID Index as an additional index, in accordance with Instruction 2(b) to Item 4(b) of Form N-1A and Instruction 6 to Item 27(b)(7) of Form N-1A.
Response to Comment 2 — After the Fund has completed a full calendar year of operations, it intends to compare its performance against two indices, the LIBID Index and the MSCI World Free Index (net) (the “MSCI Index”). The Fund considers each of these indices to be an “appropriate broad-based securities market index” as such term is described in Instruction 5 to Item 27(b)(7) of Form N-1A, as each index is “one that that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The LIBID Index and the MSCI Index are administered by BofA Merrill Lynch and MSCI, respectively, neither of which is affiliated with the Fund, its investment adviser or principal underwriter.
Comment 3 — In the “Fees and expenses” section, it is stated that the Fund will operate under an expense limitation agreement through at least December 31, 2012. Accordingly, please file a copy of this agreement as an exhibit to the next post-effective amendment to the Trust’s registration statement on Form N-1A relating to the Fund.
Response to Comment 3 — The Fund currently expects to file a post-effective amendment to the Trust’s registration statement on Form N-1A on or about December 13, 2011, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, in order to incorporate changes made in response to the staff’s comments, as well as to make non-material changes. As it is anticipated that the agreement will not be finalized until the effective date of the Fund on December 16, 2011, the Trust will file a “form of” this agreement as an exhibit to the post-effective amendment that is expected to be filed on December 13, 2011.
Comment 4 — Please clarify whether the Fund’s investment adviser can unilaterally terminate the Fund’s expense limitation arrangement prior to December 31, 2012.
Response to Comment 4 — The Fund’s investment adviser can not unilaterally terminate the Fund’s expense limitation arrangement prior to December 31, 2012.
Comment 5 — In accordance with guidance from this Division that was released in a July 2010, Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”), in general, a fund should disclose: (i) the types of derivatives that the fund may use to achieve its investment objective or related principal investment strategy; and (ii) the purpose for which or how those derivatives are used to achieve the fund’s investment objective or related principal investment strategy. Accordingly, please review the Fund’s disclosure regarding derivatives in light of that Letter.
Response to Comment 5 — We have reviewed the Fund’s derivatives disclosure in light of the Derivatives Disclosure Letter and we believe that such disclosure is consistent with the guidance set forth in that Letter. In this regard, we note that the disclosure regarding the Fund’s use of derivatives is narrowly tailored to describe the use of futures contracts, options, swaps, and foreign currency futures contracts, in each case for the purposes of reducing risk and/or obtaining efficient investment exposure.
Comment 6 — In the “Principal strategies” section, it is stated that the Fund may invest in fixed-income securities that are not subject to any credit rating limitations. Please add a specific reference to such securities as “junk bonds.”
Response to Comment 6 — The requested change has been made. The relevant disclosure has been revised to read as follows [added text in ALL CAPS]:
The fund also invests in fixed-income securities, which are not subject to any credit rating or maturity limitations, issued by companies and government and supranational

Securities and Exchange Commission
December 8, 2011

entities around the world, INCLUDING HIGH YIELD NON-INVESTMENT GRADE SECURITIES (I.E., JUNK BONDS).
Comment 7 — In the “Principal strategies” section, it is stated that “[u]nder normal market conditions, at least 40% of the value of the fund’s net assets will be exposed to obligations of issuers or obligors located outside of the United States.” Please insert the words “invested in or” before “exposed to.”
Response to Comment 7 — The requested change has been made.
Comment 8 — We note that the discussion of the Fund’s principal risks under the later section entitled “Fund details — Risks of investing” at times generally refers to “a fund” or “funds” when describing various investment risks. Please confirm that risks discussed in the “Principal risks” section apply specifically to the Fund.
Response to Comment 8 — We confirm that the risks discussed in the “Principal risks” section apply specifically to the Fund. We note that the Fund’s investment adviser and its affiliates manage a large number of investment portfolios, some of which are described in multiple-fund prospectuses. Consequently, in order to maintain consistent disclosure across all of these investment products, the investment adviser has developed disclosure that contemplates use in multiple-fund prospectuses.
Comment 9 — In the “Principal risks” section, as well as in the later “Fund details — Risks of investing” section, please revise the discussion of “Industry or sector risk” in light of the fact that the Fund does not disclose that it may concentrate its investment in any particular industry.
Response to Comment 9 —Generally, although the Fund does not intend to “concentrate its investments” (i.e., invest more than 25% of its assets) in any particular industry, the Fund may from time to time invest a substantial portion of its assets in a single industry or economic sector. Accordingly, the Fund does not believe that any revision to the Fund summary is necessary as this discussion states that the Fund “may focus on one or more industries or sectors of the economy,” and does not state that the Fund intends to concentrate in any one industry.
Consistent with the Fund’s policy with respect to industry concentration, we have revised the discussion of “Industry or sector risk” in the later “Fund details — Risks of investing” section as follows [deleted text in brackets and new text in ALL CAPS]:
When a fund’s investments are [concentrated] FOCUSED in one or more particular industries or sectors of the economy, they are not as diversified as the investments of most mutual funds and are far less diversified than the broad securities markets. This means that [concentrated] FOCUSED funds tend to be more volatile than other mutual funds, and the values of their investments tend to go up and down more rapidly. In addition, a fund which invests in particular industries or sectors is particularly susceptible to the impact of market, economic, regulatory and other factors affecting those industries or sectors.
Prospectus — Fund Details
Comment 10 — Please disclose whether the Fund will provide advance notice to its shareholders of changes to its investment objective and strategy.
Response to Comment 10 — The Trust’s general policy with respect to investment policy changes that are approved by the Trust’s Board of Trustees is to have such changes become effective upon notice to shareholders in a supplement to the Fund’s prospectus. Accordingly, the Trust does not believe that any revisions to the prospectus are necessary in this regard.

Securities and Exchange Commission
December 8, 2011

Prospectus — Appendix
Comment 11 — Please disclose the inception date of the Composite.
Response to Comment 11 — The requested change has been made. Where appropriate, the Appendix will indicate that the Composite’s inception date was July 1, 2006.
Comment 12 — The table of the Composite’s average annual total returns compares the performance of the Composite to that of the LIBID Index. Please add the broad-based securities market index provided in the Trust’s response to Comment 2.
Response to Comment 12 — The suggested change has been made. In addition to the LIBID Index, the Appendix will compare the Composite’s average annual total returns to the MSCI Index.
SAI
Comment 13 — In the “Investment Restrictions” section, it is stated that “The Fund will not concentrate its investments in a particular industry, as that term is used in the 1940 Act, as amended, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.” Please confirm that, although the Fund may concentrate its investments in particular market sectors, it will not concentrate its investments in a particular industry.
Response to Comment 13 — The Fund will not concentrate its investments in any particular industry.
The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:
In connection with the Amendment, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * * * *
The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 663-4326.
Sincerely,
/s/ Andrew Wilkins
Andrew Wilkins

Securities and Exchange Commission
December 8, 2011

Assistant Secretary
John Hancock Funds II